LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

July 31, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, Alpha Intelligent - Mid Cap Value ETF, Alpha Intelligent - Mid Cap Growth ETF, Alpha Intelligent - Small Cap Value ETF and Alpha Intelligent - Small Cap Growth ETF (collectively the “Funds”), respectfully requests withdrawal of Post-Effective Amendment Number 252 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of the series at this time.

The Trust has determined that it will not proceed with these series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendment is consistent with the public interest.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the Secretary of the Trust on this 31st day of July 2026.

If you have any additional questions or require further information, please do not hesitate to contact me at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President and Secretary